February 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jay Mumford

Re:
Accuray Incorporated
Registration Statement on Form S-1
File No. 333-138622

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, J.P. Morgan Securities Inc. and UBS Securities LLC, as representatives of the several Underwriters, hereby join in the request of Accuray Incorporated (the "Company") for acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement will be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Daylight Time, on February 7, 2007, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated January 23, 2007 through February 6, 2007 at 5:00 p.m., Eastern Daylight Time:

        Preliminary Prospectus dated January 23, 2007

        11,975 copies to prospective underwriters, institutional advisors, dealers and others

        The undersigned, as representatives of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Sincerely,

J.P. MORGAN SECURITIES INC. UBS SECURITIES LLC As Representative of the several Underwriters
By: J.P. Morgan Securities Inc.
/s/ Jeffrey A. Hoffman Signature
Jeffrey A. Hoffman, Managing Director Print Name and Title of Authorized Signatory
By: UBS Securities LLC
/s/ Carin Fradin Signature
Carin Fradin, Executive Director Print Name and Title of Authorized Signatory
/s/ S. Michael Ragan Signature
S. Michael Ragan, Associate Director Print Name and Title of Authorized Signatory